SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

Loeb Holding Corporation

Michael R. Stanfield

Stanfield Family Investments LLC

David A. McGough

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc.: 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066	General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P.: c/o General Catalyst Partners 20 University Road, 4th Floor Cambridge, MA 02138 Attn: Christopher McCain, Chief Legal Officer (617) 234-7000

Loeb Holding Corporation 100 Wall Street, 19th Floor New York, NY 10005 Attn.: Bruce L. Lev, CEO (212) 483-7000	Michael R. Stanfield Stanfield Family Investments LLC P.O. Box 2183 Middleburg, VA 20118 Attn.: Michael R. Stanfield (540) 253-5356	David A. McGough c/o Intersections Inc. 3901 Stonecroft Boulevard Chantilly, Virginia 20151 Attn: David A. McGough (703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431
	Bradley Kulman Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-6613	Ralph Norton Davis & Gilbert LLP 1740 Broadway New York, NY 10019 (212) 468-4944

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares, and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018, as amended by Amendment No. 1 thereto filed on December 18, 2018, Amendment No. 2 thereto filed on December 26, 2018 and Amendment No. 3 thereto filed on January 7, 2019 (the “Schedule 13E-3” or “Transaction Statement”), and relates to an offer by WC SACD One Merger Sub, Inc. (“Purchaser”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”) of Intersections Inc. (the “Company”), at a price of $3.68 per Share in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended from time to time, the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is described in more detail in the Schedule TO-T tender offer statement filed with the SEC on November 29, 2018 by the filing persons hereto other than Loeb Holding Corporation, Michael R. Stanfield, Stanfield Family Investments LLC and David A. McGough, as amended by Amendment No. 1 thereto, filed on December 18, 2018, Amendment No. 2 thereto filed on December 26, 2018 and Amendment No. 3 thereto filed on January 7, 2019 (as amended and as may be further amended from time to time, the “TO-T”), which includes the Offer to Purchase and the Letter of Transmittal (together with all other exhibits attached thereto, the “Tender Offer Statement”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 13E-3 remains unchanged. Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings assigned to them in the Schedule 13E-3 or Tender Offer Statement, as applicable. All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

ITEM 15.	ADDITIONAL INFORMATION.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented to add the following:

“Closing of the Merger

“On January 11, 2019, immediately prior to the Effective Time of the Merger, the Notes automatically converted in accordance with their terms into an aggregate of 15,005,435 shares of Common Stock, of which (a) 13,240,089 were issued to Parent, (b) 1,324,009 were issued to Loeb Holding Corporation and (c) 441,337 were issued to David McGough. In addition, the transactions contemplated by the Contribution and Assignment Agreements were consummated in accordance with their terms, with the Rollover Shares consisting of (i) 8,803,640 shares held by Loeb Holding Corporation, (ii) 922,154 shares held by Michael Stanfield, (iii) 577,846 shares held by Stanfield Family Investments and (iv) 800,000 shares held by David McGough. Immediately following the contribution by the Rollover Holders of the Rollover Shares to WC SACD and prior to the consummation of the Merger, WC SACD contributed and assigned the Rollover Shares to Parent.

Subsequently, on January 11, 2019, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement, wherein Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company surviving as an indirect wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each Share not tendered into the Offer, other than Shares held by stockholders who have perfected their appraisal rights under Delaware law, Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (including the Rollover Shares), were automatically cancelled and converted into the right to receive $3.68 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer. A copy of the press release announcing the consummation of the Merger is attached hereto as Exhibit (a)(5)(E), and all information contained therein is hereby incorporated by reference.

Immediately following the effectiveness of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and the Company’s intent to remove its Common Stock from listing on the Nasdaq. On January 11, 2019, Nasdaq filed with the SEC a Form 25 to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of the Common Stock on the Nasdaq was suspended as of approximately 9:00 a.m. New York City time on January 14, 2019. In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Closing of the iSubscribed Merger

Additionally, pursuant to that certain Binding Term Sheet, dated October 31, 2018, by and among WC SACD, WndrCo, iSubscribed, and the GC Funds, and subsequent definitive documentation that was executed and delivered by the parties thereto, the merger of iSubscribed with and into WC SACD Holdings Merger Sub, Inc. was completed on January 11, 2019. iSubscribed survived the merger and became a wholly-owned subsidiary of WC SACD Holdings, Inc.”

ITEM 16.	EXHIBITS.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibit to the list of Exhibits:

(a)(5)(E) Press Release issued by WC SACD One, Inc. on January 11, 2019.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 14, 2019

WC SACD One Merger Sub, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One Parent, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD One, Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

iSubscribed Inc.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WndrCo Holdings, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

General Catalyst Group IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC Entrepreneurs Fund IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
Name:	Bruce L. Lev
Title:	Chief Executive Officer and President

/s/ Michael R. Stanfield
Michael R. Stanfield, an individual

Stanfield Family Investments LLC

By:	/s/ Michael R. Stanfield
Name:	Michael R. Stanfield
Title:	Managing Member

/s/ David A. McGough
David A. McGough, an individual